SANUWAVE Health, Inc. 11495 Valley View Road
Eden Prairie, Minnesota 55344

December 17, 2024

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Office of Industrial Applications and Services United States Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re:    SANUWAVE Health, Inc.
Registration Statement on Form S-1 (Registration No. 333-283576) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-283576) (the “Registration Statement”), of SANUWAVE Health, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Thursday, December 19, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Faegre Drinker Biddle & Reath LLP, by calling Ben A. Stacke at (612) 766-6836.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Ben A. Stacke of Faegre Drinker Biddle & Reath LLP at the number set forth above.

Thank you for your assistance in this matter.

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Very truly yours,

SANUWAVE Health, Inc.

By: /s/ Morgan C. Frank
Name: Morgan C. Frank
Title: Chief Executive Officer

cc:    (via email)

Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP
Peter Sorensen, SANUWAVE Health, Inc.